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CROWN
(registered trademark)

Crown Central Petroleum Corporation
Refiners / marketers of petroleum products & petrochemicals
One  North Charles Street, P.O. Box 1168, Baltimore, Maryland 21203, (410)  539-
7400


EXHIBIT 20

July 31, 1997  RESULTS SECOND QUARTER 1997


Dear Shareholders:

     Crown Central Petroleum Corporation announced today a net profit of $7.9 million ($.82 per share) in the second quarter of 1997, compared to a net profit of $3.0 million ($.31 per share) in the second quarter of 1996. Sales and operating revenues for the second quarter were $391 million compared to revenues of $431 million in the second quarter of 1996.

     Strong demand for petroleum products, lower crude oil costs, successful operating strategies, and favorable refining margins contributed to the significantly improved profitability for the quarter.

     For the first six months of 1997, the Company had a net profit of $8.6 million ($.89 per share) on revenues of $786 million compared to a net loss of $10.0 million ($1.03 per share) on revenues of $802 million in the first half of 1996.

     The industry benchmark 3.2.1 Gulf Coast refining margin averaged $3.61 per barrel for the second quarter, a substantial improvement over similar periods. Contributing to Crown's improved refining results was the drop in West Texas Intermediate Crude that averaged $19.98 per barrel for the quarter. Margins were further improved by favorable costs for VGO (vacuum gas oil) the primary feedstock for the fluid catalytic cracking (FCC) unit, Crown's primary gasoline producing unit. The Company's refining profit, before taxes, increased $13.7 million in the second quarter this year as compared to 1996 and $12.6 million for first six months. Both refineries are operating well and at high efficiency levels.

     Retail marketing continued to contribute significantly to Crown's operating results, although quarterly comparisons were down. For the 1997 second quarter, net retail profit before income tax totaled $4.3 million compared to $10.5 million for the second quarter of 1996. For the first six months of 1997, net retail profit totaled $8.0 million compared to $8.1 million for the prior year period.

     Retail same store gasoline volumes increased 2% for the quarter and overall gasoline volumes were up slightly. With the marked improvement in Gulf Coast refining margins, retail gasoline margins predictably declined from last year's extraordinarily high levels. Merchandise gross margins improved 4% compared to the same period last year on a same store basis. Overall merchandise sales were flat. The gasoline station and convenience store count stands at 337 units.

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     Crown's operating strategies and a favorable marketing climate have resulted in significantly improved margins for our refined products. There's much work to be done to maintain and ensure profitability, but our progress to date has been encouraging. I am also extremely pleased with the recent improvement of our refining and marketing operations.

     At the end of June, despite heavy lobbying from the oil and refining sections, as well as a broad coalition of industry groups, President Clinton announced his support for the US EPA's controversial proposals to revise the National Ambient Air Quality Standards (NAAQS) for ozone and particulate matter. Opposition was based on the cost and inconclusive research used to justify the action. Crown continues to work aggressively both directly and with our trade organizations to bring a common sense resolution to this issue.

     The lock-out at Houston continues without any meaningful progress being made. The Oil, Chemical and Atomic Workers (OCAW) union, having been largely unsuccessful before the National Labor Relations Board, has now engaged in a campaign orchestrated against the Company which has resulted in additional litigation in Texas Federal and State court. This is part of the union's "corporate campaign" strategy. The Company will aggressively defend itself against all charges.

     In December, the Board of Directors directed the Company to review its tobacco sales practices to ensure that the Company was complying with current laws and regulations and to ensure that the Company would be prepared for new developments, including a new Food & Drug Administration (FDA) tobacco marketing rule. The Company has begun its review and has already revised its advertising policies and instituted enhanced training and compliance procedures with the goal of preventing the sale of tobacco products to minors. During the quarter, there were two major developments in this arena. A federal judge in North Carolina ruled on the validity of the FDA's rule, upholding some parts and striking down others. The ruling is on appeal. In addition, five major tobacco manufacturers reached a settlement in principle with certain state attorneys general and plaintiffs' attorneys that included changes in a variety of marketing practices. The Company is monitoring these developments carefully.

     Thank you for your continued support and confidence during this challenging period.


                         Sincerely,


                         /s/--Henry A. Rosenberg, Jr.
                         HENRY A. ROSENBERG, JR.
                         Chairman of the Board,
                         Chief Executive Officer and President

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


         Crown Central Petroleum Corporation and Subsidiaries
              Dollars in thousands, except per share data

                              Six Months Ended     Three Months Ended
                                   June 30               June 30
                               1997       1996       1997       1996
                            ---------   --------  ---------   --------
Sales and operating         $785,963   $802,299   $391,450    $431,208
revenues

Income (loss) before               1    (16,627                                         )  12,891                    1,383
income taxes                4,314

Net income (loss)                  8     (9,998                                         )   7,907                    3,012
                            ,631

Net income (loss) per              .      (1.03                                         )     .82                    .31
share                       89

Weighted average shares
used in the computation of         9   9,711,040  9,733,813                   9,663,795
income (loss) per share     ,733,647


Note: The weighted average number of shares used in the calculation of net income (loss) per share for the three and six months June 30, 1997 and 1996 have been restated from those numbers originally reported in the Letter to the Shareholders dated July 31, 1997 to reflect a subsequent revision in the calculation. This change had no effect on the net income (loss) per share for these periods as originally reported.

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

                 CROWN CENTRAL PETROLEUM CORPORATION
                        OPERATING STATISTICS

                              Six Months Ended    Three Months Ended
                                   June 30              June 30
                               1997       1996      1997      1996
                            ---------  ---------  --------  --------
                                           -          -         -
COMBINED REFINERY
OPERATIONS
-----------------------

Production (BPD - M)              159       150       165        149
Production (MMbbl)               28.9      27.4      15.0       13.8
Sales (MMbbl)                    30.7      30.1      16.4       15.6
Gross Margin ($/bbl)             2.40      2.08      2.76       1.89
Gross Profit ($MM)               73.7      62.6      45.3       29.6
Operating Cost ($/bbl)          (2.04                                         )   (2.13)    (1.93)     (1.91        )
Operating Cost ($MM)            (62.7                                         )   (64.2)    (31.8)     (29.8        )
Refining Operating Profit        11.0      (1.6)     13.5       (0.2        )
(Loss)  ($MM)

RETAIL
-----------------------
Number Stores                     337       350       337        350
Volume (pmps - Mgal)              130       124       133        127
Volume (MMgal)                    263       260       134        133
Gasoline Gross Margin           0.111     0.123     0.108      0.163
($/gal)
Gasoline Gross Profit ($MM)      29.3      32.0      14.4       21.6

Merchandise Sales (pmps -        25.1      24.0      26.2       25.5
$M)
Merchandise Sales ($MM)          50.7      50.3      26.5       26.8
Merchandise Gross Margin         30.8      28.7      30.9       30.1
(%)
Merchandise Gross Profit         15.6      14.4       8.2        8.1
($MM)

Retail Gross Profit ($MM)        44.9      46.4      22.6       29.7
Retail Operating Costs          (17.9                                         )   (18.6)    (17.5)     (18.7        )
(pmps - $M)
Retail Operating Costs          (36.1                                         )   (39.1)    (17.7)     (19.7        )
($MM)
Retail Non-Operating             (0.8                                         )     0.8      (0.6)       0.5
(Expense) Income ($MM)
Retail Operating Profit           8.0       8.1       4.3       10.5
($MM)

WHOLESALE / TERMINAL
  OPERATING (LOSS) PROFIT        (4.2                                         )     0.0      (2.4)      (1.5        )
($MM)

OTHER
----------

LIFO Recovery (Provision)        16.7      (8.9)      6.8       (1.2        )
($MM)
Corporate Overhead  ($MM)       (10.4                                         )   (10.0)     (5.4)      (5.1        )
Net Interest / Other ($MM)       (6.8                                         )    (4.2)     (3.9)      (1.1        )
Income Tax (Expense)             (5.7                                         )     6.6      (5.0)       1.6
Benefit ($MM)

Total Net (Loss) Income           8.6     (10.0)      7.9        3.0
($MM)

Depreciation & Amortization      15.3      16.0       7.5        8.0
($MM)
LIFO (Recovery) Provision       (16.7                                         )     8.9      (6.8)       1.2
($MM)
(Gain) loss from Asset           (0.2                                         )     0.0       0.4        0.0
Disposals ($MM)
Income Tax Expense                5.7      (6.6)      5.0       (1.6        )
(Benefit) ($MM)

EBITDAAL ($MM)                   18.5      14.5      16.9       13.8




Note: To conform to the 1997 presentation, certain 1996 marketing administrative expenses have been reclassified from Retail Operating Expenses to Corporate Overhead. This reclassification had no effect on the net loss or EBITDAAL figures as originally presented.

BPD = Barrels Per Day
bbl = barrel or barrels as applicable
gal = gallon or gallons as applicable
pmps = per month per store
M = in thousands
MM = in millions

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